UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016

On May 25, 2016, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2016. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance International Financial Reporting Standards.

The attachment contains forward-looking statements.  The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others:  (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect.  The registrant’s actual results could be materially different from its expectations.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above.  Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached.  The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date:  May 25, 2016

# *CENCOSUD S.A.*
# *RESULTS 1ER QUARTER 2016*

- Businesses remain resilient with sales and Same Store Sales[1] ("SSS") growth in local currency across all regions, except Brazil. Nevertheless, revenues in CLP decreased 6.4% due to the depreciation of the Argentine Peso (31.9%), Colombian Peso (14.3%) and Brazilian Real (18.1%[2]).
- Adjusted EBITDA margin improved across all countries reaching 7.5% in 1Q16 (+149 bps YoY). Adjusted EBITDA grew 16.9% in the period, offsetting currency devaluations.
- Net Profit increased almost 5 times, reaching CLP 109,029 million due to improved performance at the operation, the positive impact of the exchange rate over dollar denominated debt and revaluation of investment properties.
- Net Financial Debt/Adjusted EBITDA decreased 56 bps vs. 1Q15 reaching 3.27x. Excluding all non-recurring items for the last twelve months period, ratio would reach 2.86x.

## BUSINESS PERFORMANCE

**Supermarkets: +108 bps increased in EBITDA margin (6.7%) driven by Chile, Argentina, Brazil and Colombia.** **Chile** increased its EBITDA margin by 182 bps due to sustained growth at both brands and highlighting Santa Isabel in the period. EBITDA margin improved 64 bps in **Argentina**, despite high inflation and the slowdown in consumption. **Brazil** showed positive EBITDA margin, expanding 53 bps YoY driven by good results in Prezunic and a gradual improvement in Gbarbosa. **Colombia** expanded its EBITDA margin by 128 bps, continuing the trend of the last 5 quarters, reflecting increased number of clients, improved consumer loyalty and brand positioning of Jumbo and Metro.

**Department Stores: consolidated SSS growth of 10.9% and EBITDA margin expanded 97 bps on greater profitability in Chile.** In **Chile**, results reflect greater omnichannel contribution reaching 10 stores with click&collect, in addition to continued double-digit growth at Johnson. **Peru***:* the operation continues to mature with strong SSS growth of 22.3%.

**Home Improvement reported an EBITDA margin of 12.4%.** **Chile** accelerated SSS growth (3.7%) compared to 4Q15. **Argentina** shows lower SSS growth rates (21.9%) on slowdown in consumption. **Colombia** continues to post solid growth rates in sales, SSS (9.9%) and profitability.

**Shopping Centers reached EBITDA margin of 77.2% and a 0.9% YoY decline in Adjusted EBITDA** offsetting currency devaluations. In Chile, revenues increased 9%, nevertheless Adjusted EBITDA margin decreased due to the Tax Reform effect on property taxes. In Argentina, revenues increased 29.3% in local currency and adjusted EBITDA margin remained stable YoY.

**Financial Services: the business continues the expansion yoy:** Argentina, Peru and Chile loan portfolio and cross sales growth remains strong, maintaining healthy risk ratios.

---

[1] Same Store Sales (SSS): equivalent to nominal sales growth in the same store base respect to the period compared.
[2] Devaluation of the average Exchange rate YoY.

www.cencosud.com 2

Relevant Events

•	Sale of Non-Core Assets:

▪	During 1Q 2016 further agreements were reached for the sale of 7 dispensable properties in Chile, totalizing 16 since the start of the program.

▪
As of April 18th the sale of the 33.3% stake on Mall Viña del Mar S.A.- owner and operator of a Shopping Mall in Viña del Mar and another one in Curico- was materialized for a value of UF 4,275,000 (roughly USD 160 million).

▪	The process for the sale of Gas Stations in Colombia is at the environmental due diligence phase.

•
Program for the review of underperforming stores: given the success of the initiative, the program’s scope was expanded from 120 to 170 stores. As of March 2016, 15 stores were closed [1] and roughly 58% increased its EBITDA generation since the beginning of the program.

•	Investment Grade Rating: dated April 15th, Fitch Ratings reaffirmed the credit rating of Cencosud BBB- with a Stable Outlook.

•	IPO Shopping Centers: as a result of the financial markets conditions in the region, the process is on hold.

•	Others: Annual Shareholder’s Meeting: on April 29th took place the Annual Shareholder’s Meeting in which, among other matters, the following was agreed:

▪
A definitive dividend payment corresponding to 2015 fiscal year of CLP 73,684 million, equivalent to CLP 25.92268 per share composed by a provisional dividend of CLP 16 per share (paid on December 2015) and a surplus dividend of CLP 10 per share. Additionally, it was agreed to distribute a dividend of CLP 50 per share against retained earnings of previous fiscal years. Both were paid on May 17th, 2016.

▪
The Board of Directors is composed by Mr. Horst Paulmann, Heike Paulmann, Peter Paulmann, Roberto Philipps, Cristian Eyzaguirre, Julio Moura and David Gallagher (proposed by the controlling shareholder) and Mr. Mario Valcarce and Ricard Büchi, as independent members.

Financial Highlights 1Q16

(In millions of Chilean pesos as of March 31st, 2016)
	First Quarter
	2016	2015	∆%
Net revenues	2.483.844	2.652.647	-6,4%
Cost of sales	-1.763.980	-1.912.100	-7,7%
Gross profit	719.864	740.547	-2,8%
Gross margin	29,0%	27,9%	106 bps
Selling and administrative expenses	-587.777	-629.784	-6,7%
Other income by function	40.774	16.302	150,1%
Other gain (Losses)	-3.463	-10.570	-67,2%
Operating income	169.399	116.496	45,4%
Participation in profit of equity method associates	2.860	1.745	63,9%
Net Financial Income	-65.483	-51.057	28,3%
Income (loss) from foreign exchange variations	38.526	-12.810	-400,8%
Result of indexation units	-3.468	-911	280,7%
Non-operating income (loss)	-27.565	-63.033	-56,3%
Income before income taxes	141.834	53.463	165,3%
Income taxes	-32.805	-33.358	-1,7%
Profit (Loss) from continued operations	109.029	20.105	442,3%
Profit (Loss) from discontinued operations	0	2.327	NA
Profit (Loss)	109.029	22.432	386,1%
Adjusted EBITDA	185.581	158.759	16,9%
Adjusted EBITDA Margin (%)	7,5%	6,0%	149 bps

[1] Out of the total 15 stores closings (8 closings executed as of December 2015 are included), 8 were performed in Brazil, 5 in Argentina and 2 in Chile.

www.cencosud.com 3

•	Gross margin expanded 106 bps YoY, reaching 29.0% in 1Q16. The increase is the result of a better transition among clearance seasons and better commercial management.

•
Operating Income increased 45.4% YoY. Excluding asset revaluation, operating income increased 27.0% with a 139 bps expansion in margin, reflecting Cencosud’s focus on efficiency and improving the operation’s profitability.

•
Net profit increased 442.3% YoY driven by improved operating income and a lower non-operational loss, mainly explained by the positive effect of the exchange rate differences as a result of the appreciation of the Chilean peso against the USD.

•
Adjusted EBITDA increased 16.5% YoY explained by EBITDA growth at Supermarkets, Department Stores and Financial Services, partially offset by Home Improvement. Adjusted EBITDA margin increased 149 bps on improved commercial conditions with suppliers and the execution of the efficiency program.

Consolidated Performance
Supermarkets

	First Quarter
SUPERMARKETS	2016 CLP MM	2015 CLP MM	∆%
Chile	626.356	591.729	5,9%
Argentina	409.606	509.624	-19,6%
Brazil	377.705	474.563	-20,4%
Peru	211.259	205.371	2,9%
Colombia	189.048	207.890	-9,1%
Revenues	1.813.974	1.989.177	-8,8%
Chile	158.216	142.433	11,1%
Argentina	131.499	158.073	-16,8%
Brazil	87.270	99.286	-12,1%
Peru	48.941	47.227	3,6%
Colombia	37.929	41.252	-8,1%
Gross Profit	463.856	488.272	-5,0%
Gross Margin	25,6%	24,5%	102 bps
SG&A	-377.704	-412.012	-8,3%
Operating Income	90.226	78.885	14,4%
Adjusted EBITDA	122.087	112.361	8,7%

Chile
•	Revenues: grew 5.9% driven by SSS growth of 4.6% and the net opening of 5 stores YoY. Traffic increased YoY, mainly at Santa Isabel, as a result of greater promotional activity.
•
Gross Margin: posted an expansion of 119 bps, explained by better management of non-perishables categories, which have greater contribution to margins. Improvements in perishables margin at Santa Isabel due to the centralization of processes which resulted in shrinkage reductions and better inventory management among other efficiencies, coupled with a better joint management with suppliers.

•	Adjusted EBITDA: grew 28.5% and margin expanded 182 bps YoY due to greater gross margin, the change of processes and savings generated at the centralized negotiation of external services.

Argentina
•
Revenues: in local currency revenues increased 18.1% YoY, explained by a 16.7% SSS growth, nevertheless in Chilean peso decreased 19.6% YoY due to the devaluation of the argentine peso against the Chilean peso.

•	Gross Margin: posted a 109 bps expansion as a result of better agreements with suppliers and a greater result from the accumulation of inventories, reflecting increased inflation in the country.

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•	Adjusted EBITDA: in local currency posted a 29.8% increase YoY, nevertheless in Chilean peso declined 10.6% YoY after the devaluation of the Argentine peso against the Chilean peso.

Brazil (Consolidated)
•
Revenues: in local currency revenues decreased 2.8% explained by a SSS decrease of 2.3% and the net closing of four stores YoY. SSS improved vs. 4Q15 and continues to post increases in food. Improved SSS performance is explained by lower sales both in Bretas and non-food at Gbarbosa, which was partially offset by SSS growth at Prezunic (by the maturity of the commercial strategy implemented: continuous improvement of assortment, pricing and product availability at stores), Mercantil Rodriguez and food at Gbarbosa. In Chilean peso revenues decreased 20.4% impacted by the devaluation of the Brazilian real against the Chilean peso.

•	Gross Margin: expanded YoY for the sixth consecutive quarter (+218 bps vs. 1Q15) due to better pricing strategy and cost management.
•	Adjusted EBITDA: increased 31.3% in local currency and 9.2% in Chilean peso. Margin expanded 53 bps, reflecting the greater gross contribution.

Prezunic: revenues increased driven by a positive SSS for the third consecutive quarter (3.0%). Gross margin improved YoY.
Gbarbosa: revenues decreased 3.5% reflecting the non-food drop in sales (double-digit decrease in electro), partially offset by a better performance in food which reached a positive SSS growth (2.4%). Gross margin improved YoY.
Bretas: revenues decreased 11.6% YoY reflecting SSS growth of 12.2% and the net closing of 4 stores. Gross margin decreased YoY.

Peru
•	Revenues: increased 2.9% YoY and 3.1% in local currency, as a result of a 2.5% SSS growth and the net opening of 2 stores in the period.
•	Gross Margin: increased by 17 bps due to a higher contribution from private labels, partially offset by greater promotional activity.
•
Adjusted EBITDA: dropped 21.3% and margin decreased 211 bps, explained by greater extraordinary expenses related to the Wong Asia store fire and higher municipal taxes, partially offset by greater gross contribution.

Colombia
•
Revenues: in local currency increased 6.1%, mainly explained by declined 9.8%, explained by SSS growth of 6.9% YoY, offset by lower income from pharmacies after the sale of these operation. SSS growth was driven by food (grocery, perishables and bazar) with traffic increases, partially offset by the drop in electro and textiles, besides the Eastern Holiday calendar effect (in 2016 took place in March while in 2015 it was in April3). The business remains focused on generating loyalty from perishables giving greater frequency to purchases, a model that has proven to be successful thru traffic increases (+150,000 tickets YoY). In Chilean peso revenues decreased by 9.8% as a result of the devaluation of the Colombian peso against the Chilean peso.

•	Gross Margin: improved 22 bps as a result of a 20 bps decrease in shrinkage, greater bonuses from suppliers and a lower logistic cost, partially offset by greater promotional activity YoY.
•	Adjusted EBITDA: increased 22.6% and margin expanded 128 bps, due to greater gross contribution coupled with lower SG&A over sales, reflecting lower expenses resulting from the efficiency plan.

3 In the case of Colombia, the sale is concentrated on the previous days to the holidays, and during Eastern consumption decreases.

www.cencosud.com 5

Home Improvement
	First Quarter
HOME IMPROVEMENT	2016	2015	∆%
	CLP MM	CLP MM
Chile	135.675	127.383	6,5%
Argentina	173.389	204.336	-15,1%
Colombia	15.305	16.288	-6,0%
Revenues	324.369	348.006	-6,8%
Chile	36.186	35.204	2,8%
Argentina	68.567	80.386	-14,7%
Colombia	3.811	3.992	-4,5%
Gross Profit	108.564	119.581	-9,2%
Gross Margin	33,5%	34,4%	-89 bps
SG&A	-74.293	-80.002	-7,1%
Operating Income	34.375	39.721	-13,5%
Adjusted EBITDA	40.377	45.123	-10,5%

Chile
•
Revenues: increased 6.5% YoY driven by a SSS growth of 3.7% and the net opening of one store. SSS growth was influenced by a good performance in seasonal categories and greater promotional activity. The revenue increase was partially offset by the calendar effect of Easter.

•
Gross Margin: decreased 97 bps YoY as a result of a high comparison base due to revenues for openings registered in 1Q15, coupled with a greater provision of obsolescence of inventory in 1Q16. All these effects were partially offset by a reduction in shrinkage and lower logistic cost.

•	Adjusted EBITDA: increased 1.9% and margin decreased 40 bps as a result of lower gross contribution, partially offset by the headcount reduction and lower general expenses.

Argentina
•
Revenues: in local currency revenues increased 24.3%, driven by a 21.9% SSS growth, partially offset by 2 net closings. SSS posted high growth rates in the months of January and February, nevertheless in March started to show signs of deceleration, after the retreat of subsidies and consequent utility price increases. In Chilean peso revenues dropped 15.1% as a result of the devaluation of the Argentine peso against the Chilean peso.

•	Gross Margin: expanded 21 bps as a result of improved inventory management and a greater outcome from the accumulation of inventories (increased inflation YoY).
•	Adjusted EBITDA: in local currency increased 21.8%, almost in line with revenue increase. In Chilean peso revenue dropped 12.2% reflecting the devaluation of the AR$ against CLP.

Colombia
•
Revenues: in local currency increased 9.7%, driven by a 9.9% SSS growth explained by a good performance in seasonal categories, partially offset by the calendar effect of Easter Holidays. In Chilean peso revenues decreased 6.0% as a result of currency devaluation.

•	Gross Margin: expanded 39 bps due to the reduction of obsolete inventories and a more efficient commercial strategy.
•	Adjusted EBITDA: lower EBITDA loss and margin expanded 245 bps.

Department Stores

	First Quarter
DEPARTMENT STORES	2016	2015	∆%
	CLP MM	CLP MM
Chile	233.513	211.678	10,3%
Peru	13.702	11.249	21,8%
Revenues	247.215	222.927	10,9%
Chile	65.011	57.298	13,5%
Peru	2.692	1.781	51,2%

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Gross Profit	67.703	59.079	14,6%
Gross Margin	27,4%	26,5%	88 bps
SG&A	-67.368	-62.611	7,6%
Operating Income	459	-3.324	N.A.
Adjusted EBITDA	7.735	4.819	60,5%

Chile
•
Revenues: increased 10.3% YoY driven by SSS growth of 10.2%, reflecting a good performance from the back to school campaign, e-commerce sales which already has 10 stores with click&collect (during the second quarter it was the launch of a new store with pick up at Easy and another one with pick up at Jumbo), starting to use the capillarity of our stores in the country, besides a good performance in Johnson sales.

•
Gross Margin: increased 13.5% in gross profit and 77 bps in margin, driven by a reduction in shrinkage, better mix of products and improved conditions with suppliers in Johnson as a result of greater purchase volume.

•	Adjusted EBITDA: increased 32.8% and margin expanded 69 bps due to a greater gross contribution and lower marketing, personnel and common expenses.

Peru
•	Revenues: posted 21.8% growth YoY as a result of a 22.3% SSS expansion. SSS growth is the reflection of the Paris brand consolidation in Peru and store maturity.
•	Gross Margin: expanded 381 bps as a result of a better transition between seasons and a commercial strategy review.
•	Adjusted EBITDA: the business reduces its Adjusted EBITDA loss by 24.2%, due to improved gross contribution and greater SG&A dilution YoY, reflection of increased sales.

Shopping Centers
	First Quarter
SHOPPING CENTERS	2016	2015	∆%
	CLP MM	CLP MM
Chile	33.768	30.972	9,0%
Argentina	15.714	17.870	-12,1%
Peru	4.413	4.068	8,5%
Colombia	2.069	2.347	-11,8%
Revenues	55.964	55.258	1,3%
Chile	34.018	28.970	17,4%
Argentina	11.995	14.074	-14,8%
Peru	3.717	3.495	6,4%
Colombia	2.005	2.268	-11,6%
Gross Profit	51.735	48.807	6,0%
Gross Margin	92,4%	88,3%	412 bps
SG&A	-9.963	-9.059	10,0%
Operating Income	79.608	52.730	51,0%
Revaluation of Assets	37.959	12.977	192,5%
O.I. excl. revaluation of assets	41.649	39.753	4,8%
Adjusted EBITDA	43.217	43.630	-0,9%

Chile
•	Revenues: increased 9.0 YoY driven by greater parking revenues, improved variable income by greater sales from our tenants and new advertising contracts inside Cencosud’s shopping malls.
•
Gross Margin: expanded 720 bps YoY as a result of greater margins from the shopping centers operation, influenced by adjustments in the process of recovering common expenses, which reach balance during the year.

www.cencosud.com 7

•
Adjusted EBITDA: increased 3.0% and margin posted a compression of 461 bps, due to the elimination of the benefit to use property taxes as a credit for corporate taxes after the implementation of the tax reform4.

Argentina
•
Revenues: in local currency increased 29.3% as a result of a greater contribution from the variable portion of the rent charged to our tenants, reflection of increased sales and inflation. In Chilean peso revenue decreased 12.1% due to the devaluation of the Argentine peso vs. the Chilean peso.

•
Gross Margin: reduced 242 bps as a result of higher energy costs (+55%) after the retreat of subsidies and greater security expenses after the salary adjustment agreed between the unions and the government.

•	Adjusted EBITDA: in local currency increased 28.8% and margin remained stable. In Chilean peso adjusted EBITDA decreased 12.2% due to the devaluation of the ARS against the CLP.

Peru
•
Revenues: increased 8.5% as a result of an update of leasing contracts with some tenants, revenues from the newly leased pharmacies and increased occupation rates from 90.7% in 1Q15 to 94.7% in 1Q16, mainly driven by Arequipa Shopping Mall.

•	Gross Margin: decreased 168 bps as a result of greater property taxes and increased competition due to the opening of new shopping centers (Mall del Sur and Mall Plaza Camacho).
•	Adjusted EBITDA: increased 22.6% and margin posted an 863 bps expansion.

Colombia
•
Revenues: in local currency revenues increased decreased 3.1%, driven by the agreement reached in 2015 after the sale of the pharmacies, partially offset by lower occupation rate after the renewal of the mix of tenants. In Chilean peso revenue decreased 11.8% YoY as a result of the devaluation of the average exchange rate.

•	Gross Margin: expanded 27 bps as a result of the renewal of the mix of tenants.
•
Adjusted EBITDA: in local currency adjusted EBITDA grew 8.8% and margin expanded 325 bps, due to improved gross contribution, lower expenses related to parking and decreased uncollectable. In Chilean peso Adjusted EBITDA dropped 7.3% due to the devaluation of the Colombian peso against the Chilean peso.

Financial Services
	First Quarter
FINANCIAL SERVICES	2016	2015	∆%
	CLP MM	CLP MM
Chile	414	0	N/A
Argentina	22.991	22.552	1,9%
Brazil	1.149	1.853	-38,0%
Peru	13.891	10.313	34,7%
Colombia	1.288	1.746	-26,2%
Revenues	39.733	36.464	9,0%
Chile	444	0	N/A
Argentina	15.856	16.236	-2,3%
Brazil	1.149	1.853	-38,0%
Peru	7.740	4.616	67,7%
Colombia	1.288	1.746	-26,2%
Gross Profit	26.478	24.450	8,3%
Gross Margin	66,6%	67,1%	-41 bps
SG&A	-12.336	-12.828	-3,8%
Operating Income	14.141	11.622	21,7%

4 In 2015 benefit was up to 50%, while in 2016 is 100% eliminated.

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Argentina
In local currency revenues increased 50.4% explained by the 61.6% loan portfolio increase, greater revenues from cross-selling products (insurances), partially offset by lower spread

Peru
Revenues increased 34.7% YoY as a result of a 46.3% loan portfolio growth, greater card usage, collection fees and increased sales from mandatory (SOAT) and disencumbrance insurances.

Chile
Revenues increased due to a 17.4% loan portfolio growth, greater revenues from fees charged to the commerce for credit card usage and increased sales from disencumbrance insurances related to greater volume of new customers. Profitability of the operation improved on lower costs of funding and a greater personnel expense dilution.

Colombia
Business contribution decreased 26.2% YoY due to increased costs of funding by 104 bps, coupled with the devaluation of the Colombian peso vs. the Chilean peso.

Brazil
Business contribution decreased 38.0% YoY as a result of the devaluation of the Real vs. the Chilean peso, and increased charges related to risk besides the reversal of legal contingencies and risk provisions in 1Q15.

Non-Operating Income
	First Quarter
	2016	2015	∆%
Participation in profit of equity method of associates	2.860	1.745	63,9%
Net Financial Costs	-65.483	-51.057	28,3%
Income (loss) from FX variations	38.526	-12.810	-400,8%
Result of Indexation Units	-3.468	-911	280,7%
Non-Operating Income (loss)	-27.565	-63.033	-56,3%

•
The profit from exchange rate variations is explained by the appreciation of the Chilean peso against the USD YoY, besides lower exposure to USD of the unhedged portion of the debt. As of March 2015, 31% of total debt was denominated in US dollars after CCS vs. 19.4% in 1Q16. The previous was offset by the negative effect of the appreciation of exchange rate over the Fair Value of derivatives (CLP -8,414 million in 1Q16 vs. CLP 683 million in 1Q15).

•
Loss from Indexation Units increased CLP 2,557 million as a result of increased interest rates and greater variation of the UF in the quarter vs. the previous year (0.71% in 1Q16 vs. -0.02% in 1Q15), partially offset by lower exposure of the Company’s debt to floating interest rate (37% after CCS in 1Q15 vs. 27% in 1Q16).

•
The increase of Net Financial Costs by 28.3% reflects the reclassification of the rate effect in the Fair Value of derivatives over consolidated Net Financial Costs (CLP -6,432 million in 1Q16 vs. CLP 2,459 million in 1Q15). Excluding this effect, Net Financial Costs increased 10.3% YoY due to increased financial expenses related to our debt in bonds (issuance of a USD 1,000 million in February 2015).

www.cencosud.com 9

EBITDA & Adjusted EBITDA
	First Quarter
	2016	Margin	2015	Margin	∆%
EBITDA BY COUNTRY	CLP MM	(%)	CLP MM	(%)
CHILE - Supermarkets	64.913	10,4%	50.530	8,5%	28,5%
CHILE - Department Stores	9.509	4,1%	7.159	3,4%	32,8%
CHILE - Home Improvement	12.088	8,9%	11.863	9,3%	1,9%
CHILE - Shopping Center	56.159	166,3%	37.405	120,8%	50,1%
CHILE - Financial Services	1.760		-		N/A
CHILE - Others	14.945		-32.372		N/A
Chile	159.374	15,4%	74.585	7,8%	113,7%
Argentina	63.547	10,2%	59.333	7,9%	7,1%
Brazil	8.631	2,3%	7.713	1,6%	11,9%
Peru	23.880	9,8%	16.371	7,1%	45,9%
Colombia	3.164	1,5%	14	0,0%	23231,5%
Total	258.597		158.015		63,7%
EBITDA margin (%)	10,4%		6,0%		445 bps

	First Quarter
	2016	Margin	2015	Margin	∆%
EBITDA BY BUSINESS	CLP MM	(%)	CLP MM	(%)
Supermarkets	122.087	6,7%	112.361	5,6%	8,7%
Department Stores	7.735	3,1%	4.819	2,2%	N/A
Home Improvement	40.377	12,4%	45.123	13,0%	-10,5%
Shopping Center	81.176	145,1%	56.607	102,4%	43,4%
Financial Services	17.736	44,6%	12.075	33,1%	46,9%
Others	-10.514		-72.970		-85,6%
Total	258.597		158.015		63,7%
EBITDA margin (%)	10,4%		6,0%		445 bps

	First Quarter
	2016	Margin	2015	Margin	∆%
ADJUSTED EBITDA	CLP MM	(%)	CLP MM	(%)
CHILE - Supermarkets	64.913	10,4%	50.530	8,5%	28,5%
CHILE - Department Stores	9.509	4,1%	7.159	3,4%	32,8%
CHILE - Home Improvement	12.088	8,9%	11.863	9,3%	1,9%
CHILE - Shopping Center	26.434	78,3%	25.674	82,9%	3,0%
CHILE - Financial Services	1.760		-		N/A
CHILE - Others	-20.714		-22.128		-6,4%
Chile	93.990	9,1%	73.098	7,6%	28,6%
Argentina	56.773	9,1%	62.470	8,3%	-9,1%
Brazil	9.037	2,4%	8.713	1,8%	3,7%
Peru	22.760	9,3%	14.465	6,2%	57,3%
Colombia	3.021	1,5%	14	0,0%	22174,7%
Total	185.581		158.759		16,9%
Adjusted EBITDA margin (%)	7,5%		6,0%		149 bps

	First Quarter
	2016	Margin	2015	Margin	∆%
ADJUSTED EBITDA BY BUSINESS	CLP MM	(%)	CLP MM	(%)
Supermarkets	122.087	6,7%	112.361	5,6%	8,7%
Department Stores	7.735	3,1%	4.819	2,2%	N/A
Home Improvement	40.377	12,4%	45.123	13,0%	-10,5%
Shopping Center	43.217	77,2%	43.630	79,0%	-0,9%
Financial Services	17.736	44,6%	12.075	33,1%	46,9%
Others	-45.571		-59.249		-23,1%
Total	185.581		158.759		16,9%
Adjusted EBITDA margin (%)	7,5%		6,0%		149 bps

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Balance Sheet Summary 5
(In millions of Chilean pesos as of March 31st, 2016)
	Mar 16	Dec 15	Variation	%
	MM CLP	MM CLP
Cash and cash equivalents	251.540	268.275	-16.735	-6,2%
Other financial assets, current	96.628	254.851	-158.223	-62,1%
Other non-financial assets, current	30.969	14.442	16.527	114,4%
Trade receivables and other receivables	733.707	819.839	-86.133	-10,5%
Receivables from related entities, current	16.474	14.851	1.623	10,9%
Inventory	1.071.311	1.068.309	3.002	0,3%
Current tax assets	90.058	61.197	28.860	47,2%
Total current assets other from non-current assets classified as held for sale	2.290.686	2.501.765	-211.079	-8,4%
Non-current assets classified as held for sale	94.080	-	94.080	N.A.
TOTAL CURRENT ASSETS	2.384.766	2.501.765	-116.999	-4,7%
Other financial assets, non-current	354.877	421.533	-66.656	-15,8%
Other non-financial assets, non-current	45.415	31.908	13.507	42,3%
Trade receivable and other receivables, non-current	17.422	30.997	-13.575	-43,8%
Equity method investment	196.964	251.528	-54.563	-21,7%
Intangible assets other than goodwill	398.290	401.749	-3.459	-0,9%
Goodwill	1.399.246	1.391.692	7.554	0,5%
Property, plant and equipment	2.611.521	2.711.491	-99.970	-3,7%
Investment property	1.808.111	1.807.095	1.016	0,1%
Current Tax assets, non-current	8.776	8.854	-78	-0,9%
Deferred income tax assets	579.183	552.114	27.068	4,9%
TOTAL NON-CURRENT ASSETS	7.419.805	7.608.960	-189.156	-2,5%
TOTAL ASSETS	9.804.570	10.110.725	-306.155	-3,0%

	Mar 16	Dec 15	Variation	%
	MM CLP	MM CLP
Other financial liabilities, current	326.502	356.173	-29.671	-8,3%
Trade payables and other payables	1.653.030	1.856.525	-203.495	-11,0%
Payables to related entities, current	28.278	29.197	-919	-3,1%
Provisions and other liabilities	14.625	15.642	-1.017	-6,5%
Current income tax liabilities	51.294	49.434	1.860	3,8%
Current provision for employee benefits	76.903	97.889	-20.987	-21,4%
Other non-financial liabilities, current	46.904	21.226	25.679	121,0%
Total liabilities other than liabilities included in group of assets classified as held for sale	2.197.535	2.426.085	-228.550	-9,4%
Liabilities included in groups of assets classified as held for sale	5.859	-	5.859	#¡DIV/0!
TOTAL CURRENT LIABILITIES	2.203.394	2.426.085	-222.691	-9,2%
Other financial liabilities, non-current	2.816.090	2.924.038	-107.948	-3,7%
Trade accounts payable, non-current	4.624	4.503	121	2,7%
Other provisions, non-current	69.031	78.189	-9.158	-11,7%
Deferred income tax liabilities	655.439	649.536	5.903	0,9%
Current income tax liabilities, non-current	17.790	-	17.790	#¡DIV/0!
Other non-financial liabilities, non-current	58.814	57.562	1.252	2,2%
TOTAL NON-CURRENT LIABILITIES	3.621.788	3.713.828	-92.040	-2,5%
TOTAL LIABILITIES	5.825.182	6.139.913	-314.731	-5,1%
Paid-in Capital	2.370.219	2.321.381	48.838	2,1%
Retained earnings (accumulated losses)	2.412.942	2.329.411	83.531	3,6%
Issuance premium	491.531	526.633	-35.102	-6,7%
Other reserves	-1.295.412	-1.205.680	-89.732	7,4%
Net equity attributable to controlling shareholders	3.979.280	3.971.746	7.534	0,2%
Non-controlling interest	109	-934	1.042	-111,6%
TOTAL NET EQUITY	3.979.388	3.970.812	8.576	0,2%

TOTAL NET EQUITY AND LIABILITIES	9.804.570	10.110.725	-306.155	-3,0%

ASSETS BY COUNTRY	Mar 16	Dec 15	Variation	%
	MM CLP	MM CLP
Chile	4.739.896	4.848.798	-108.902	-2,2%
Argentina	1.070.232	1.242.360	-172.128	-13,9%
Brazil	1.227.931	1.165.419	62.511	5,4%
Peru	1.198.775	1.277.032	-78.257	-6,1%
Colombia	1.567.737	1.577.116	-9.379	-0,6%
Consolidated	9.804.570	10.110.725	-306.155	-3,0%

LIABILITIES BY COUNTRY	Mar 16	Dec 15	Variation	%
	MM CLP	MM CLP
Chile	4.048.072	4.182.284	-134.213	-3,2%
Argentina	583.159	693.797	-110.638	-15,9%
Brazil	464.353	472.092	-7.739	-1,6%
Peru	356.977	397.106	-40.129	-10,1%
Colombia	372.621	394.633	-22.012	-5,6%
Consolidated	5.825.182	6.139.913	-314.731	-5,1%

EQUITY BY COUNTRY	Mar 16	Dec 15	Variation	%
	MM CLP	MM CLP
Chile	863.213	855.444	7.769	0,9%
Argentina	624.685	690.664	-65.979	-9,6%
Brazil	763.013	690.695	72.318	10,5%
Peru	705.408	717.680	-12.272	-1,7%
Colombia	1.023.070	1.016.329	6.741	0,7%
Consolidated	3.979.388	3.970.812	8.576	0,2%

 5  Discussion below reflects Balance Sheet including discontinued operations. Please refer to note 34 in FECU filed in SVS to see financial statements for discontinued operations.

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As of March 31st total assets decreased by CLP 306,155 million when compared to December 31st 2015 as a result of lower current assets by CLP 116,999 million and decreased non-current assets by CLP 189,156 million.

The decrease in Current Assets is explained by the drop in Other Financial Assets Current by CLP 158,223 million, CLP 86,133 million in Trade Receivables and Other Receivables and CLP 16,735 million in Cash and Cash Equivalents. These decreases were partially offset by CLP 94,080 million in Assets Classified as Held for Sale (investment at Mall Viña del Mar S.A. and unproductive land bank in Chile) and an increase of CLP 28,860 million in Current Tax Assets. The decrease in Other Financial Assets current was the reflection of lower investments in Mutual Funds and instruments of high liquidity. Lower cash and the decrease in Trade Receivables and Other Receivables reflected the seasonality of the business (cash and trade receivables increase at 4Q due to Christmas and decrease in 1Q after the payment to suppliers) and the devaluation of the Argentine peso.

The Non-Current Assets decrease was the result of decreases by CLP 99,970 million in Property, Plant and Equipment, CLP 66,656 million in Other Financial Assets Non-Current and CLP 54,563 million in Equity Method Investment, partially offset by increased Deferred Income Tax Assets by CLP 27,068 million. The decrease in Property, Plant and Equipment is the result of greater asset depreciation, the reclassification of land bank in Chile as assets held for sale and the devaluation of the Argentine peso. The decrease in Equity Method Investment is due to the reclassification of the investment at Mall Viña del Mar S.A. as asset held for sale. Other Financial Assets Non-Current decreased due to the lower value of the derivatives after the appreciation of the Chilean peso against USD. Finally, the increase in Deferred Income Tax Assets is the result of the appreciation of the Real against the Chilean peso.

Total liabilities decreased by CLP 314,731 million due to a decrease of CLP 222,691 million in current liabilities and CLP 92,040 million in non-current liabilities. Current Liabilities decreased as a result of lower Trade Payables and Other Payables by CLP 203,495 million due to the business seasonality and the devaluation of the Argentine peso, coupled with a decrease of CLP 29,671 million in Other Financial Liabilities Current, as a result of lower short term deposits at Banco Paris, the amortization of the bond B-Jumbo by UF 50,000 and the payment of the interest on the bonds, performed in January and February. The mentioned decreases were partially offset by the increase of CLP 25,679 million in Other Non-Financial Liabilities Current, explained by the provision of the dividend distribution (30% of net distributable net income). Finally, Non-Current Liabilities decreased mainly as a result of lower Other Financial Assets Non-Current, reflection of the appreciation of the Chilean peso vs. over the debt denominated in USD.

Amortization Schedule
(In millions of USD as of March 31st , 2016)

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Indebtedness
As of March 31st, 2016, net financial debt (not considering Cencosud’s banking activities in Chile and Peru) was CLP 2,402,274 million, up from CLP 2,300,048 million as of December 31st, 2015.

Financial Ratios6
(in times)	Mar-16	PROFORMA7 Mar-16	Dec-15	Mar-15
Net Financial Debt / Adjusted EBITDA	3,27	2,87	3,25	3,83
Financial Expense Ratio	2,77	3,18	2,84	3,32
Financial Debt / Equity	0,60	0,60	0,58	0,66
Total Liabilities/ Equity	1,43	1,43	1,51	1,49
Current Assets / Current Liabilities	1,04	1,04	1,00	1,01

Interest Rate Risk
As of March 31st, 2016, including the Cross Currency Swaps, 73% of the Company’s financial debt was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 99.1% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges
In the countries where Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean pesos. As of March 31st, 2016, roughly 72% of consolidated financial debt was denominated in US dollars; 73.01% of the total financial debt was covered using Cross Currency Swaps or other Exchange Rate Hedges. The Company’s policy is to cover the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency using market instruments. Considering the effect of exchange rate hedging (Cross Currency Swaps), as of March 31st, 2016, the Company’s exposure to the US dollar was 19.4% of the total debt.

 6  These financial ratios are displayed for information purposes only and do not represent financial covenants associated to debt contracts and bonds. The ratios shown above do not include the assets and liabilities of Cencosud banking activities.
7 Financial ratios as of December 2015 excluding non-recurring items accumulated in the last 12M (CLP 41,661 million of severances, CLP 7,978 million of inventory obsolescence provisions, CLP 61,373 million profit for the closing of the Scotiabank transaction and CLP 116,771 million for the Brazilian assets write-off).

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Working Capital Ratios
	Inventory Turnover			Average period of receivables			Average period of payables
(days)	1T16	1T15	∆	1T16	1T15	∆	1T16	1T15	∆
Supermarkets	41,8	40,4	1,4	11,4	9,9	1,6	43,1	44,0	-0,9
Home Improvement	81,9	103,0	-21,1	10,5	14,6	-4,1	49,7	50,0	-0,3
Department Stores	89,0	75,5	13,5	6,3	8,0	-1,7	50,5	49,0	1,5
Shopping Centers				23,7	54,0	-30,3	30,4	33,0	-2,6
Financial Services							31,5	31,0	0,5

Inventory Turnover:
•	Inventory turnover improved 21 days at Home Improvement, explained by improvements in Argentina (influenced by the currency devaluation) and Chile.
•
Supermarkets inventory turnover increased 1.4 days, as a result of increased days in Brazil (after lower cost of sales and stable inventory YoY), Colombia (cost of sales decreased in greater proportion than inventory) and Chile to a lower extent, partially offset by Argentina (influenced by currency devaluation) and Peru.

•	The rise in Department Stores inventory turnover is the result of increased days in Chile, reflecting the devaluation of the Chilean peso against the USD, partially offset by lower days in Peru.

Average period of receivables:
•
Shopping Centers decreased its average period of receivables due to lower days in Chile and Argentina (influenced by currency devaluation), partially offset by increased days in Peru and Colombia. Home Improvement also reduced its average period of receivables due to lower days in Chile and Argentina. Department Stores reduced its average period of receivables in 1.7 days, explained by lower days at both operations.

•	Supermarkets increased its average period of receivables by 1.6 days, explained by greater days in Chile, Brazil and Colombia partially offset by lower days in Argentina.

Average period of payables:
•
Shopping Centers posted a 2.6 days decrease explained by lower days in Peru and Chile, partially offset by Argentina. Supermarkets posted a 0.9 days decrease, due to lower days in Chile, Peru and Colombia, partially offset by higher days in Brazil and Argentina. Home Improvement decreased its average period of payables by 0.3 days, reflecting lower days in Chile and Argentina, partially offset by increased days in Colombia.

•	Department Stores experienced a YoY increase in its average period of payables, as a result of increased days in Chile and Peru.

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Cash Flow Summary

(In millions of Chilean pesos as of March 31st, 2016)
as of March 31st 2016 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	-18.708	-3.346	-44.133	-66.187
Shopping Centers	45.602	-2.661	-43.085	-144
Home Improvement	17.428	-7.301	-10.792	-664
Department Stores	-37.702	-4.552	15.163	-27.091
Financial Service	9.131	20.339	-29.340	131
Others	-69.667	113.192	54.225	97.750
D.O. Adjustment	-	-	-	-
Consolidated	-53.915	115.671	-57.962	3.794

as of March 31st 2015 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	50.136	-19.726	-62.097	-31.686
Shopping Centers	28.161	-6.564	-21.782	-185
Home Improvement	38.063	-19.726	-21.388	-3.052
Department Stores	16.798	-3.690	-14.600	-1.491
Financial Service	21.981	-12.199	53.273	63.055
Others	-27.430	1.956	24.099	-1.375
D.O. Adjustment	-98.261	-779	30.197	-68.843
Consolidated	29.449	-60.728	-12.297	-43.577

Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud reached a positive net cash flow of CLP 3,794 million for the 3 months ended March 31st, 2016 compared to a negative net cash flow of CLP 43,577 million for the 3 months ended March 31st, 2015.

Operating Activities
Net Cash Flow from Operating Activities decreased YoY to reach a negative cash flow of CLP 53,915 million for the three months ended as of March 31st, 2016 from CLP 29,449 million for the same period in 2015. Cash flows from Supermarkets, Home Improvement, Department Stores and Financial Services decreased mainly reflecting the devaluation of the Argentine peso, Brazilian Real and Colombian peso, partially offset by increased cash flows from Shopping Centers. Cash flow from Supermarkets decreased in Argentina and Brazil driven by mentioned currency devaluations, and Peru due to payments in advance to suppliers vs. 2015. Home Improvement cash flow was affected by the devaluation of the Argentine peso, partially offset by increased cash flows in Chile and Colombia. Department Stores decreased as a result of lower contribution from Peru due to greater working capital requirements, partially offset by increased cash flows from Chile. Cash flow from Financial Services decreased due to currency devaluations in Argentina, Brazil and Colombia, coupled with lower profitability from the latter two operations, due to higher costs of funding and increased risk. Conversely, cash flow from Shopping Centers increased mainly due to higher contribution from Peru, Argentina and Colombia, despite the devaluation of the ARS and COP, partially compensated by lower contribution from Chile, reflecting the increase in property taxes after the Tax Reform.

Investment Activities
Cash flow from investment activities increased by CLP 176,399 million, reaching CLP 115,671 million for the three months ended as of March 31st 2016, from CLP (60,728) million for the same period in 2015. The variation is explained mainly by CLP 111,236 million increase in cash flow resulting from the settlement of mutual funds for the payment of debt amortizations and interests reported in the segment Others (Corporation), and greater working capital requirements. Additionally, lower investment in other businesses is explained by reduced openings YoY.

CAPEX
Cencosud’s capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 1Q16 was CLP 41,890 million, compared to CLP 45,137 million in 1Q15.

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APERTURAS NETAS EN LOS ÚLTIMOS 12 MESES
Openings/Closings: as of March 2016 Cencosud Supermarkets had performed 5 net openings in Chile and 2 in Peru, besides 2 net closings in Argentina and 4 in Brazil YoY. In the case of Home Improvement one net opening was done in Chile.

•	Chile: the Supermarket division performed 7 openings and 2 closings under the brands Santa Isabel. The Home Improvement division added one new store, Easy Chiguayante, in December 2015.
•	Peru: the Supermarket division opened 2 stores under the Metro Brand during the last 12 months, located in the cities of Arequipa and Callao, in the months of April and December 2015, respectively.
•	Argentina: the Supermarkets division opened one VEA store in October 2015, besides a VEA and a Jumbo in March 2016. Additionally, Cencosud closed 2 Disco and 4 VEA stores between 4Q15 and 1Q16.
•	Brazil: the supermarkets division had 8 closings and 4 openings.

Financing Activities
Net cash flows from financing activities amounted to CLP (57,962) million for the 3 months period ended as of March 31st, 2016 from CLP (12,297) million for the same period in 2015. Cencosud accounted lower cash inflows for the issuance of an international bond in February 2015 by USD 1,000 million, partially offset by cash outflows associated to bank loans, bond and interest amortizations.

Retail Market Commentary
Chile
The Chilean economy experienced mixed conditions early in 2016, highlighted by the Chilean economic activity index, which increased 0.52% YoY in January and 2.84% YoY in February, according to the Central Bank’s economic activity estimator (IMACEC). February’s economic growth was the highest level since July 2015.

In 1Q16, the Chilean retail sector grew, compared with near-flat performance observed in the last 3 quarters of 2015. According to the Camara Nacional de Comercio, January’s retail sales increased at a rate of 0.9% YoY, with 3.0% and 1.3% growth in February and March, respectively.

However, in March, Chilean consumer confidence fell to 35.5 points from 37.6 points in February, and was 34.3 points in January, and remains below the 50-point threshold since June 2014, according to the Adimark GFK consumer confidence index.

Argentina
The economic conditions in Argentina for the short-term remain mixed; as there is immediate pressure from the change in economic policy that is focused on improving Argentina’s the long-term economic outlook. Reflective of higher inflation rates, Argentina’s retail sales increased YoY by 26.4% in January and 26.7% in February, according to the Argentina National Statistics and Census Institute. According to the City of Buenos Aires, consumer prices increased YoY at rates of: 29.64% in January, 32.85% in February, and 35.02% in March.

CPI rates started to accelerate on the back of President Macri’s new fiscal policies that began at the end of 4Q15 and are reforms designed to produce stronger long-term growth. Recently, the Argentine government has moved closer to settling its outstanding debt obligations, which allowed the country to gain access to international capital markets. Though the process may be sluggish in the short-term, there is a positive outlook on long-term economics as a result of these new economic policies.

Consumer confidence deteriorated in 1Q16, dropping to 54.01 points in January, 45.59 points in February, and 48.16 points in March, according to the UTDT’s consumer confidence index.

Brazil
Brazil’s retail sales decreased YoY in the first two months of 1Q16: -10.6% in January and -4.2% in February, according to the IBGE. February marked the 12th straight month of declines, as a result of the compounding effects from inflation, declining consumer confidence, and political uncertainty. The 10.6% decrease in January market a new record low, and the result was significantly below any period observed in the past 5 years. On a sequential basis, retail sales were varied, decreasing 1.9% in January but improving 1.2% in February.

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Brazil’s consumer confidence fluctuated slightly in 1Q16 but, in general terms, remained at the overall low level observed in 4Q15. The confidence index fell to 66.4 points in January, increased marginally to 68.5 points in February, but decreased again to 67.1 points to close out the quarter, according to the Getulio Vargas Institute.

The country also faced increasing inflationary pressures in 1Q16, with rates of 10.71% in January, 10.36% in February, and 9.39% in March.

Peru
Economic conditions in Peru continued to improve, as the leading economic indicator, GDP grew 3.4% and 6% YoY in January and February, respectively. GDP has now averaged 5.30% from 2008 – 2016, and is reported by the Instituto Nacional de Estadistica e Informatica (INEI).

The Consumer Price Index (CPI) improved to 123.17 index points in March, up .73 index points from February. Consumer Confidence has also been improving in Peru, up 8 index points to 108 in March. This marks the highest level since February 2013.

Colombia
Economic growth remained positive, but slowed early in 2016 as the Colombian Economic Index grew to 156.75 index points in February from 156.60 in January.1Q16 inflation rates ramped up to 7.45% in January, 7.59% in February, and 7.98% in March – up from 6.77% in December, as reported by the National Administrative Department of Statistics (DANE). The sequential increases reflect an 8-month upward trend from relatively stable inflation (mid-4s) since February 2015.

The retail sector in Colombia had positive growth in the first two months of 1Q16 with 2.1% YoY growth in January and 4.6% YoY growth in February, as reported by DANE.

Retail Indicators
	N° stores		Total Selling Space (sq2)		Average selling space per store (sq2)		% Leased and Occupancy Rate
	1Q16	1Q15	1Q16	1Q15	1Q16	1Q15	1Q16	1Q15
Chile	245	240	577.547	571.915	2.357	2.383	66,5%	60,4%
Argentina	284	286	524.105	526.182	1.845	1.840	55,6%	55,6%
Brazil	217	221	602.118	606.038	2.775	2.742	91,7%	91,8%
Peru	90	88	269.719	264.646	2.997	3.007	47,8%	46,6%
Colombia	101	101	426.393	425.219	4.222	4.210	33,7%	27,8%
Supermarkets	937	936	2.399.883	2.394.000	2.561	2.558	62,5%	60,0%
Chile	35	34	325.315	319.619	9.295	9.401	11,4%	8,8%
Argentina	50	50	383.786	383.786	7.676	7.676	22,0%	22,0%
Colombia	10	10	82.320	82.320	8.232	8.232	30,0%	30,0%
Home Improvement	95	94	791.421	785.725	8.331	8.359	18,5%	17,5%
Chile	78	78	370.688	374.318	4.752	4.799	68,6%	73,1%
Peru	9	9	45.233	45.232	5.026	5.026	88,2%	88,9%
Department Store	87	87	415.921	419.550	4.781	4.822	70,7%	74,8%
Chile	25	25	431.207	433.053	17.248	17.322	98,2%	98,1%
Argentina	22	22	277.203	277.203	12.600	12.600	96,8%	97,0%
Peru	4	4	71.191	71.191	17.798	17.798	94,7%	90,7%
Colombia	2	2	14.991	14.514	7.496	7.257	26,9%	28,2%
Shopping Centers	53	53	794.592	795.961	14.992	15.018	96,1%	95,8%

TOTAL	1.172	1.170	4.401.818	4.395.236	3.756	3.757

www.cencosud.com 17

figures in USD th	Average sales per store				Sales per Square meter
	1Q		LTM		1Q		LTM
	2016	2015	2016	2015	2016	2015	2016	2015
Chile	3.856	3.792	15.634	15.419	1.627	1.576	6.596	6.408
Argentina	2.146	2.646	10.762	9.894	1.165	1.457	5.840	5.446
Brazil	2.575	3.206	10.776	14.207	934	1.178	3.907	5.221
Peru	3.544	3.504	14.651	14.472	1.180	1.165	4.880	4.812
Colombia	2.795	3.088	12.154	14.556	663	726	2.883	3.422
Supermarket	2.892	3.195	12.546	13.239	1.130	1.250	4.902	5.182
Chile	5.871	5.763	21.773	21.412	628	606	2.329	2.252
Argentina	5.177	6.226	26.279	22.531	675	806	3.424	2.916
Colombia	2.285	2.560	9.330	10.760	278	308	1.133	1.293
Home Improvement	5.125	5.678	22.841	20.905	614	674	2.737	2.480
Chile	4.470	4.052	19.419	18.309	936	845	4.066	3.817
Peru	2.273	2.239	10.186	8.710	452	435	2.027	1.692
Department Store	4.242	3.893	18.464	17.467	884	806	3.845	3.618
Chile	2.017	1.850	8.169	7.419	117	109	473	439
Argentina	1.066	1.334	5.708	5.182	85	103	453	400
Peru	1.647	1.735	7.171	7.568	93	94	403	409
Colombia	1.545	1.752	6.516	7.531	209	241	883	1.038
Shopping Center	1.576	1.634	7.010	6.548	105	108	467	434

SAME STORE SALES

NOMINAL SSS	1Q16	12M15	4Q15	3Q15	2Q15	1Q15
Supermarket
Chile	4,6%	4,6%	1,6%	3,8%	5,7%	8,0%
Argentina	16,7%	16,8%	13,9%	16,5%	15,5%	22,0%
Brazil	-2,3%	-6,3%	-6,1%	-7,7%	-6,8%	-4,9%
Peru	2,5%	0,8%	1,0%	-0,7%	1,0%	2,1%
Colombia	6,9%	1,4%	2,8%	4,2%	-2,4%	0,7%
Home Improvement
Chile	3,7%	3,1%	1,0%	2,0%	5,1%	4,1%
Argentina	21,9%	30,2%	28,8%	29,7%	31,0%	32,2%
Colombia	9,9%	4,2%	2,9%	5,7%	1,0%	7,4%
Department Store
Chile	10,2%	3,3%	5,4%	6,4%	-0,4%	1,5%
Peru	22,3%	13,7%	21,2%	9,5%	7,3%	11,7%
SS TICKETS	1Q16	12M15	4Q15	3Q15	2Q15	1Q15
Supermarket
Chile	0,3%	-0,8%	-2,7%	-2,7%	0,3%	2,2%
Argentina	-7,7%	-8,3%	-9,2%	-7,9%	-8,0%	-8,1%
Brazil	-4,5%	-7,7%	-8,2%	-10,6%	-8,2%	-3,8%
Peru	-0,7%	-1,4%	-1,5%	-1,4%	-1,1%	-1,5%
Colombia	1,0%	-0,2%	-1,5%	1,4%	0,8%	-1,7%
Home Improvement
Chile	-1,2%	-0,6%	-2,7%	-0,9%	0,3%	1,1%
Argentina	-6,6%	-0,8%	-1,7%	-0,6%	0,3%	-1,2%
Colombia	4,2%	1,6%	13,0%	4,3%	-5,3%	-6,2%
Department Store
Chile	-1,7%	-7,6%	-4,0%	-9,1%	-11,4%	-7,6%
Peru	13,2%	5,6%	6,8%	-1,1%	3,3%	15,1%
SS AVERAGE TICKET NOMINAL	1Q16	12M15	4Q15	3Q15	2Q15	1Q15
Supermarket
Chile	4,3%	5,4%	4,4%	6,8%	5,4%	5,7%
Argentina	26,5%	27,3%	25,5%	26,5%	25,6%	32,6%
Brazil	4,1%	2,6%	2,5%	5,8%	2,8%	-0,7%
Peru	3,3%	2,2%	2,5%	0,6%	2,1%	3,6%
Colombia	6,2%	1,7%	4,6%	2,8%	-3,1%	2,7%
Home Improvement
Chile	4,9%	3,7%	3,8%	3,0%	4,8%	3,0%
Argentina	21,9%	31,4%	31,0%	30,4%	30,6%	33,8%
Colombia	5,5%	2,9%	-9,0%	1,3%	6,7%	14,5%
Department Store
Chile	12,1%	11,9%	9,8%	17,0%	12,5%	9,9%
Peru	8,0%	7,6%	13,5%	10,7%	3,9%	-2,9%

www.cencosud.com 18

SHOPPING CENTERS LEASED AREA Square Meters 1Q16					SHOPPING CENTERS LEASED AREA Square Meters 1Q15
CHILE	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Mega Center	1	152.667	115.740	36.927	1	152.667	115.740	36.927
Regional	1	117.920	74.559	43.362	1	117.920	74.559	43.362
Local	8	471.603	221.502	250.102	8	471.603	221.501	250.102
Power Center	15	359.025	19.407	339.618	15	360.871	21.253	339.618
Total	25	1.101.215	431.207	670.008	25	1.103.061	433.053	670.008

ARGENTINA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	98.524	74.782	23.741	1	98.524	74.782	23.741
Local	11	422.759	151.974	270.786	11	422.759	151.974	270.786
Factory	3	118.000	34.192	83.808	3	118.000	34.192	83.808
Power Center	6	103.611	15.748	87.863	6	104.890	15.748	87.863
Strip Center	1	5.000	507	4.493	1	5.000	507	4.493
Total	22	747.894	277.203	470.691	22	749.173	277.203	470.691

PERU	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	75.897	43.634	32.263	1	75.897	43.634	32.263
Local	1	30.280	17.075	13.204	1	30.280	17.075	13.204
Strip Center	2	16.968	10.481	6.486	2	16.968	10.481	6.486
Total	4	123.144	71.191	51.953	4	123.144	71.191	51.953

COLOMBIA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Local	2	34.604	14.991	19.613	2	34.094	14.514	19.580
Total	2	34.604	14.991	19.613	2	34.094	14.514	19.580

Financial Retail Indicators
CHILE	1Q15	2Q15	3Q15	4Q15	1Q16
Credit Card/ SAG-CAT8
Loan Portfolio (MM CLP)9	391.644	570.398	591.514	676.641	676.112
Provisions over Loans (%)10	5,1%	6,8%	6,2%	6,3%	6,3%
Write-offs (MM CLP)11	6.399	12.600	19.268	25.414	9.322
% of Sales w/Credit Cards over Total Sales
Hypermarkets	15,6%	15,1%	15,1%	15,4%	13,7%
Supermarkets	5,5%	5,5%	5,5%	5,2%	4,7%
Department Stores	37,8%	38,6%	36,7%	35,9%	29,4%
Home Improvement	18,1%	20,0%	20,9%	22,3%	18,2%
Banco Paris
Loan Portfolio (MM CLP)12	192.908	10.812	10.597	10.419	10.280
Provisions over Loans (%)	9,5%	1,7%	1,5%	1,5%	1,5%
Write-offs (MM CLP)	2.196	2.921	2.921	2.921	-
ARGENTINA
Loan Portfolio (M ARS)	3.183.062	3.497.882	3.873.760	4.877.469	5.143.360
Provisions over Loans (%)13	4,2%	4,0%	3,4%	3,0%	3,7%
Write-offs (M ARS)	13.630	31.043	52.888	65.310	20.333
% of Sales w/Credit Cards over Total Sales
Supermarkets	8,5%	9,1%	9,5%	10,5%	9,4%
Home Improvement	21,8%	23,4%	22,6%	26,2%	24,1%
PERU14
Loan Portfolio (M PEN)	333.917	374.971	393.367	459.547	488.495
Provisions over Loans (%)	6,4%	7,8%	7,0%	6,4%	6,8%
Write-offs (M PEN)	18.851	28.671	43.776	59.531	16.847
% of Sales w/Credit Cards over Total Sales
Supermarkets	9,2%	10,9%	11,8%	12,2%	12,1%
Department Stores	30,4%	33,7%	34,2%	32,1%	35,4%
BRAZIL15
Loan Portfolio (M BRL)	498.610	480.928	480.459	492.146	496.935
Provisions over Loans (%)	4,7%	5,8%	5,6%	5,9%	6,3%
Write-offs (M BRL)	19.375	37.070	51.793	66.484	27.096
% of Sales w/Credit Cards over Total Sales
Supermarkets	41,3%	43,6%	46,6%	39,3%	39,2%
COLOMBIA
Loan Portfolio (MM COP)	682.573	671.920	663.831	679.146	681.690
Provisions over Loans (%)	8,0%	8,4%	7,9%	7,4%	7,5%
Write-offs (MM COP)	14.575	34.440	55.588	74.820	17.046
% of Sales w/Credit Cards over Total Sales
Supermarkets	12,5%	13,3%	12,4%	13,5%	13,2%
Home Improvement	5,7%	6,5%	6,3%	8,7%	7,8%

 8  SAG-Cat is the new entity that holds the JV with Scotiabank in Chile.
9 Starting from June 2015, figures reported in SAG-CAT holds 100% of the JV with Scotiabank.
10 The ratio Provisions / Loan does not include CLP 11,374 million of anti-cyclical and contingency provisions of unused quotas registered by the end of March 2016.
11 Write-offs correspond to write-off net from recovery and are presented accumulated as of the end of each quarter.
12 Bank's loan portfolio only includes the mortgage loans that were left at Banco Paris after the completion of JV with Scotiabank.
13 Since March 2013 the ratio provisions/loans does not include anti-cyclical provisions. As of March 2016 the amount in provisions reached ARS 30.9 million.
14 Since June 2015 writte-offs criteria was modified from 120 days to 180 days overdue.
15 Includes only Gbarbosa.

www.cencosud.com 19

Reconciliation of Non-IFRS Measures to (Profit/Loss)
This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us. We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	1T16	1T15%
Profit (loss)	115.379	20.105	473,9%
Net Financial Costs	65.483	51.057	28,3%
Result from Indexation Units	3.468	911	280,7%
Result from Exchange Variations	-37.411	12.810	-392,0%
Income taxes	26.455	33.358	-20,7%
Depreciation & Amortization	51.280	53.495	-4,1%
Asset revaluation	-37.959	-12.977	192,5%
Adjusted EBITDA	186.696	158.759	17,6%

www.cencosud.com 20

Quarter ended March 31st, 2016 (in millions of CLP)
Information by Segment	SM	SS	DS	HI	FS	Others	Conso

Net Income	90.28	79.608	34.375	459	18.871	-108.213	115.379
Financial Expense (Net)	0	0	0	0	0	65.483	65.483
Income Tax Charge	0	0	0	0	0	26.455	26.455
EBIT	90.28	79.608	34.375	459	18.871	-16.276	207.317
Depreciation & Amortization	31.807	1.568	6.003	7.276	789	3.838	51.28
EBITDA	122.087	81.176	40.377	7.735	19.659	-12.438	258.597
Exchange Differences	0	0	0	0	0	-37.411	-37.411
Revaluation of Investment Properties	0	-37.959	0	0	0	0	-37.959
(Losses) Gains from Indexation Units	0	0	0	0	0	3.468	3.468
Adjusted EBITDA	122.087	43.217	40.377	7.735	19.659	-46.38	186.696

Quarter ended March 31st, 2015 (in millions of CLP)
Information by Segment	SM	SS	DS	HI	FS	Others	Conso

Net Income	78.96	54.4	39.721	-3.324	11.622	-161.274	20.105
Financial Expense (Net)	0	0	0	0	0	51.057	51.057
Income Tax Charge	0	0	0	0	0	33.358	33.358
EBIT	78.96	54.4	39.721	-3.324	11.622	-76.858	104.52
Depreciation & Amortization	33.401	2.207	5.402	8.143	452	3.889	53.495
EBITDA	112.361	56.607	45.123	4.819	12.075	-72.97	158.015
Exchange Differences	0	0	0	0	0	12.81	12.81
Revaluation of Investment Properties	0	-12.977	0	0	0	0	-12.977
(Losses) Gains from Indexation Units	0	0	0	0	0	911	911
Adjusted EBITDA	112.361	43.63	45.123	4.819	12.075	-59.249	158.759

Macroeconomic Information
Average Exchange Rate
	31/03/2016	31/03/2015	% change
CLP / AR$	49,0	71,9	-31,9%
CLP / Colombian $	0,22	0,25	-14,3%
CLP / Peruvian Nuevo Sol	203,69	204,25	-0,3%
CLP / Brazilian Real	179,8	219,5	-18,1%

Inflation
	1Q16	4Q15	1Q15	4Q14
Chile	4,50%	4,40%	4,20%	4,60%
Brazil	9,39%	10,67%	8,13%	6,41%
Peru	4,30%	4,40%	3,02%	3,22%
Colombia	7,98%	6,77%	4,56%	3,66%

www.cencosud.com 21

Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl
Natalia Nacif Senior IR Analyst Tel +562 2959 0368 natalia.nacif@cencosud.cl	Valentina Klein IR Analyst Tel +562 2200 4395 valentina.klein@cencosud.cl

Webcast & Teleconference Information
Thursday May 26th, 2016
11:30 AM Chile time & EST

Participants Dial-IN
Toll Free: 800-901-1255
International: 785-424-1081
Conference ID #: CENCOSUD

Replay:
Toll Free: 877-481-4010
International: 919-882-2331
Replay ID #: 10026

Webcast available at
http://investors.cencosud.com/English/investor-overview/financials/quarterly-reports/default.aspx

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Latin America’s general economic performance particularly that of countries where we have operations, the industry and international markets and are thus subject to change.